VALERO ENERGY CORPORATION	Jay D. Browning
Senior Vice President – Corporate Law & Secretary

June 14, 2006

Via EDGAR

United States Securities and Exchange Commission

Attn: Jill S. Davis, Branch Chief

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0404

Re:	Valero Energy Corporation

Form 10-K for Fiscal Year Ended December 31, 2005

Filed March 1, 2006

Form 10-Q for Fiscal Quarter Ended March 31, 2006

File No. 1-13175

Ladies and Gentlemen:

We are responding to comments received from the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) by letter dated June 6, 2006 regarding the Form 10-K of Valero Energy Corporation (“Valero” or the “Company”) for the year ended December 31, 2005, and Valero’s Form 10-Q for the Quarter Ended March 31, 2006.

Set forth below are the Company’s responses to the Staff’s comments. The responses to the Staff’s comments are provided in the order in which the comments were set out in the Staff’s June 6, 2006 letter and are numbered correspondingly. The Staff’s comments, indicated by bold, are followed by the Company’s responses.

Jill S. Davis	Page 2
United States Securities and Exchange Commission
June 14, 2006

Form 10-K for the Fiscal Year Ended December 31, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Overview

1.	We note that you present a measure for debt-to-capitalization ratio net of cash. Given the adjustment you make to derive this ratio, it appears that you have disclosed a non-GAAP measure. Please explain how you have complied with the requirements of Item 10(e) of Regulation S-K and/or Regulation G and clarify whether the measure is a liquidity or a performance measure. Refer also to Release Number 33-8176: Conditions for Use of Non-GAAP Financial Measures, located at http://www.sec.gov/ rules/final/33-8176.htm.

The debt-to-capitalization ratio (net of cash) that we have disclosed represents a liquidity measure, as it is an indicator of the additional amount that can be borrowed by us to fund various cash requirements. We believe that the debt-to-capitalization ratio (net of cash) that we have disclosed does not constitute a “non-GAAP measure” due to the exception provided in Item 10(e)(4)(ii)(A) of Regulation S-K. That paragraph reads as follows:

“For purposes of this paragraph (e), non-GAAP financial measures exclude:

(ii) ratios or statistical measures calculated using exclusively one or both of:

(A)	Financial measures calculated in accordance with GAAP; and

(B)	Operating measures or other measures that are not non-GAAP financial measures.”

The debt-to-capitalization ratio disclosed can be calculated using total debt and capital lease obligations, both current and long-term, stockholders’ equity and cash and temporary cash investments as presented in the Consolidated Balance Sheet as of December 31, 2005. Since the ratio can be calculated using financial measures on the face of the financial statements that are calculated in accordance with GAAP, we believe that this ratio does not constitute a non-GAAP measure.

We believe that our inclusion of the parenthetical phrase “net of cash” should prevent any misunderstanding by investors regarding the manner in which the disclosed ratio is being calculated. Furthermore, our additional disclosure of this ratio on page 40 under “Liquidity and Capital Resources- Other Commercial Commitments,” which is disclosed in the context of our discussion of our five-year revolving bank credit facility, clearly indicates that the ratio is being calculated in accordance with the definition provided in our bank credit facility.

One Valero Way - San Antonio, Texas 78249-1616 (P.O. Box 696000; 78269-6000)

Telephone (210) 345-2031 - Facsimile (210) 345-3214

Jill S. Davis	Page 3
United States Securities and Exchange Commission
June 14, 2006

Notwithstanding our belief that the debt-to-capitalization ratio that we have disclosed does not constitute a non-GAAP measure, we also believe that there is no need to disclose the ratio as long as we are in compliance with the maximum ratio permitted under our debt agreements. As a result, we will cease disclosing this ratio commencing with our Form 10-Q for the second quarter of 2006 and in all subsequent filings.

Other, page 41

2.	We note your disclosure that indicates two major hurricanes in the third quarter of 2005 caused certain of your refineries to experience business interruption losses. Please expand your disclosure to quantify and more thoroughly discuss the impact these events have had on your results of operations and cash flows. Please refer to the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations (Release Nos. 33-8350, 34-48960 and FR-72), and revise your disclosure accordingly.

Although we experienced business interruption losses at certain of our refineries as a result of Hurricanes Katrina and Rita, the hurricanes also had an offsetting positive effect on other parts of our business. The hurricanes reduced the industry-wide supply of refined products, thereby resulting in a significant increase in refined product margins that had a favorable effect on our earnings and cash flows at refineries not directly affected by the hurricanes. Due to the pervasive, industry-wide economic impact of the hurricanes and their effect on refined product inventories and market fundamentals, we were not able to quantify the overall impact of those hurricanes on our earnings or cash flows.

The effect of the hurricanes on refined product margins was referenced in our 2005 Form 10-K in the discussion of the factors that caused our total refining throughput margin to increase significantly in 2005. This reference can be found in “Management’s Discussion and Analysis of Financial Condition and Results of Operations- Results of Operations- 2005 Compared to 2004- Refining” on page 28 of our 2005 Form 10-K, as follows:

“…both gasoline and distillate margins increased significantly in September and October of 2005 due to the impact of Hurricanes Katrina and Rita, which reduced the supply of refined products as refineries along the Gulf Coast reduced or shut down their operations because of the hurricanes.”

The effect of the business interruption losses on earnings was reported in the 2005 Form 10-K as part of the change in throughput volumes from period to period, as the downtime resulting from the hurricanes reduced throughput volumes at certain of our refineries. The most significant business interruption loss was incurred by the Port Arthur Refinery, one of the refineries acquired as part of the Premcor Acquisition. Since there were no volumes related to the Premcor refineries in 2004, any throughput from former Premcor refineries in 2005 had a favorable effect on total refining throughput

One Valero Way - San Antonio, Texas 78249-1616 (P.O. Box 696000; 78269-6000)

Telephone (210) 345-2031 - Facsimile (210) 345-3214

Jill S. Davis	Page 4
United States Securities and Exchange Commission
June 14, 2006

margin compared to 2004. As such, the business interruption loss at the Port Arthur Refinery had the effect of reducing the favorable volume effect related to the Premcor refineries that was reported on page 28 of the Form 10-K.

The purpose of the disclosure on page 41 was to notify readers of the document that we had, at the time of the hurricanes, existing insurance policies under which certain of the business interruption losses incurred at those refineries that were directly impacted by the hurricanes might be recoverable. The disclosure was intended to point out (i) the potential favorable impact on liquidity of such recoveries and (ii) the fact that no accrual had been made for such potential recoveries in the consolidated financial statements. In accordance with ARB No. 50, no amount was disclosed to avoid misleading implications as to the likelihood of realization. In addition, the amounts involved are not material.

We therefore believe that we have adequately addressed the effect of the hurricanes on our results of operations and liquidity in our 2005 Form 10-K, as noted above through the references to various discussions in Management’s Discussion and Analysis of Financial Condition and Results of Operations. We intend to update the status of our insurance claims in future filings.

Note 15. Stockholders’ Equity, page 91

2% Mandatory Convertible Preferred Stock

3.	Please tell us how you have considered and applied the guidance in SFAS 150, SFAS 133 and EITF 00-19 with respect to the presentation of your 2% mandatory convertible preferred stock as permanent equity. Please reference the Commission’s guidance regarding the classification and measurement of embedded conversion features, under Item II.B., located at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf.

In considering the presentation of Valero’s 2% mandatory convertible preferred stock, we applied the guidance in Statement of Financial Accounting Standards (SFAS) No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, and concluded that such preferred stock should be classified as equity. We reached this conclusion by determining that the obligation to issue common stock upon conversion of the preferred stock is not a liability because it is not based solely or predominantly on: (1) a fixed monetary amount known at inception, (2) variations in something other than the fair value of Valero’s equity shares, or (3) an inverse relationship to variations in the fair value of Valero’s equity shares. Furthermore, as noted in SFAS No. 150, an equity classification is only appropriate when instruments expose the counterparty to risks and rewards similar to those of an owner, and therefore, create a shareholder relationship. In Valero’s situation, the preferred stock has characteristics similar to Valero’s common stock – it votes, it receives dividends only if a common dividend is declared, and it automatically converts to common stock. In fact, it can only convert to common stock, either at the request of the holder prior to July 1, 2006

One Valero Way - San Antonio, Texas 78249-1616 (P.O. Box 696000; 78269-6000)

Telephone (210) 345-2031 - Facsimile (210) 345-3214

Jill S. Davis	Page 5
United States Securities and Exchange Commission
June 14, 2006

or automatically on July 1, 2006. Based on those characteristics, we determined that the preferred stock is not included within the scope of SFAS No. 150 and therefore should be presented as permanent equity in accordance with the requirements of Emerging Issues Task Force (EITF) Issue No. 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios, and EITF Issue No. 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments.

In considering the presentation of the embedded conversion feature associated with the preferred stock, we applied the provisions of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and concluded that the scope exception in paragraph 11(a) of SFAS No. 133 applies to the embedded conversion feature; therefore, we did not account for the embedded conversion feature as a derivative instrument. Rather, we applied the principles set forth in EITF Issue Nos. 98-5 and 00-27 and determined that the embedded conversion feature was beneficial as of the date the preferred stock was issued. The value of the beneficial conversion feature was calculated to be $21 million and was recorded as additional paid-in capital upon the issuance of the preferred stock.

These conclusions were discussed with our independent registered public accountants concurrent with the issuance of the preferred stock in 2003, and they agreed with our conclusions. In addition, our current independent registered public accountants have also agreed with our conclusions.

Note 25. Litigation Matters, page 120

4.	We note that the jury returned a verdict for the plaintiffs on November 21, 2005 in the Rosolowski case for $80.1 million in compensatory damages and $40 million in punitive damages. Please indicate whether or not you have recorded a loss contingency in accordance with SFAS 5 or otherwise advise. In general, please revise your disclosure within this footnote to conclude using terms outlined in paragraph 3 of SFAS 5. These terms are defined by SFAS 5 and we continue to believe that any disclosure that describes how you applied the standard, including your conclusions as to the likelihood of loss, should also use those terms. This comment also applies to all legal matters discussed in your Form 10-Q for the quarter ended March 31, 2006.

With respect to the Staff’s question as to whether or not we have recorded loss contingencies associated with our disclosed litigation matters, please be advised that we have recorded a loss contingency liability for each of the Rosolowski and MTBE litigation matters. With respect to the Staff’s request to revise our disclosures to use terms outlined by SFAS No. 5, with the Staff’s concurrence, commencing with the Form 10-Q for the second quarter of 2006, we will revise our disclosures related to litigation matters to use terms provided for in paragraph 3 of SFAS No. 5. The revised disclosures, if reflected in the Form 10-Q for the first quarter of 2006, would have been as follows. The revised portions of the disclosures (in response to the Staff’s comments) are underlined within the text.

One Valero Way - San Antonio, Texas 78249-1616 (P.O. Box 696000; 78269-6000)

Telephone (210) 345-2031 - Facsimile (210) 345-3214

Jill S. Davis	Page 6
United States Securities and Exchange Commission
June 14, 2006

“MTBE Litigation

As of May 1, 2006, we were named as a defendant in 70 cases alleging liability related to MTBE contamination in groundwater. The plaintiffs are generally water providers, governmental authorities and private water companies alleging that refiners and marketers of MTBE and gasoline containing MTBE are liable for manufacturing or distributing a defective product. We have been named in these suits together with many other refining industry companies. We are being sued primarily as a refiner and marketer of MTBE and gasoline containing MTBE. We do not own or operate gasoline station facilities in most of the geographic locations in which damage is alleged to have occurred. The suits generally seek individual, unquantified compensatory and punitive damages, injunctive relief and attorneys’ fees. All but one of the cases are pending in federal court and will be consolidated for pre-trial proceedings in the U.S. District Court for the Southern District of New York (Multi-District Litigation Docket No. 1358, In re: Methyl-Tertiary Butyl Ether Products Liability Litigation). Valero agreed to settle the one remaining state court case for an immaterial amount. This agreement is subject to court approval. Four of the cases Valero is involved in have been selected by the court as focus cases for discovery and pre-trial motions. Activity in the “non-focus” cases is generally stayed pending certain determinations in the focus cases. We believe that we have strong defenses to these claims and are vigorously defending the cases. We have recorded a loss contingency liability with respect to this matter in accordance with FASB Statement No. 5. However, due to the inherent uncertainty of litigation, we believe that it is reasonably possible (as defined in FASB Statement No. 5) that we may suffer a loss with respect to one or more of the lawsuits in excess of the amount accrued. We believe that such an outcome in any one of these suits would not have a material adverse effect on our results of operations or financial position. However, we believe that an adverse result in all or a substantial number of these cases could have a material effect on our results of operations and financial position. An estimate of the possible loss or range of loss from an adverse result in all or substantially all of these cases cannot reasonably be made.

Rosolowski v. Clark Refining & Marketing, Inc., et al., Judicial Circuit Court, Cook County, Illinois (Case No. 95-L 014703). We assumed this class action lawsuit in the Premcor Acquisition. This lawsuit, filed October 11, 1995, relates in part to a release to the atmosphere of spent catalyst containing low levels of heavy metals from the now-closed Blue Island, Illinois refinery on October 7, 1994. The release resulted in the temporary evacuation of certain areas near the refinery. The case was certified as a class action in 2000 with three classes: (i) persons purportedly affected by the October 7, 1994 catalyst release, but with no permanent health effects; (ii) persons with medical expenses for dependents purportedly affected by the October 7, 1994 release; and (iii) local residents claiming property damage or who have suffered loss of use and enjoyment of their property over a period of several years. Following three weeks of trial, on November 21, 2005, the jury returned a verdict for the

One Valero Way - San Antonio, Texas 78249-1616 (P.O. Box 696000; 78269-6000)

Telephone (210) 345-2031 - Facsimile (210) 345-3214

Jill S. Davis	Page 7
United States Securities and Exchange Commission
June 14, 2006

plaintiffs of $80.1 million in compensatory damages and $40 million in punitive damages. In January 2006, we filed motions for new trial, remittitur and judgment notwithstanding the verdict, citing, among other things, rampant misconduct by plaintiffs’ counsel and improper class certification. We plan to pursue all of our appeals remedies, and we believe that we will prevail in reversing the verdict or reducing the jury’s award of damages. We have recorded a loss contingency liability with respect to this matter in accordance with FASB Statement No. 5. However, due to the inherent uncertainty of litigation, we believe that it is reasonably possible (as defined in FASB Statement No. 5) that we may suffer a loss in this matter in excess of the amount accrued. We do not believe that this matter will have a material effect on our financial position or results of operations.

Other Litigation

We are also a party to additional claims and legal proceedings arising in the ordinary course of business. We believe that there is only a remote likelihood that future costs related to known contingent liabilities related to these legal proceedings would have a material adverse impact on our consolidated results of operations or financial position.

Exhibit 31.01

5.	We note that the wording of your certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 does not precisely match the language set forth in the Act. In this regard, there is no provision for your certifying officer to identify the position held with the Company in the first line of the certification. Please refer to FAQ 11 within the Division of Corporation Finance: Sarbanes-Oxley Act of 2002 – Frequently Asked Questions located at http://www.sec.gov/divisions/corpfin/faqs/soxact2002.htm and Item 601(b)(31) of Regulation S-K for the exact text of the required Section 302 certification, and amend your exhibits as appropriate. This comment also applies to the certifications attached to your Form 10-Q for the quarter ended March 31, 2006.

With the Staff’s concurrence, going forward, we agree to delete any reference to the certifying officers’ positions held with the Company in the first line of the certifications filed pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. Accordingly, the first line of each certification will include solely the certifying officer’s name. The certifying officer’s title will appear below his signature in accordance with our prior practice and as recommended in the FAQ 11 cited in your letter.

One Valero Way - San Antonio, Texas 78249-1616 (P.O. Box 696000; 78269-6000)

Telephone (210) 345-2031 - Facsimile (210) 345-3214

Jill S. Davis	Page 8
United States Securities and Exchange Commission
June 14, 2006

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Jay D. Browning
Jay D. Browning
Senior Vice President – Corporate Law and Secretary

/s/ Clayton E. Killinger
Clayton E. Killinger
Vice President and Controller

cc:	Gregory C. King, President

Michael S. Ciskowski, Executive Vice President and

    Chief Financial Officer

One Valero Way - San Antonio, Texas 78249-1616 (P.O. Box 696000; 78269-6000)

Telephone (210) 345-2031 - Facsimile (210) 345-3214